UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – World Media and Entertainment Universal, Subsidiary of AMTD IDEA Group and AMTD Digital Inc., To Go Public Through Business Combination With Black Spade Acquisition II Co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: January 27, 2025

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